Blaise Rhodes
Staff Accountant
US Securities and Exchange Commission
August 30, 2006

Re: Frezer, Inc.
Item 4.02 Form 8-K Filed 08/18/06 File No. 000-51336

Dear Mr. Rhodes,

The purpose of this letter is to address comments received by the SEC regarding Frezer, Inc.’s Item 4.02 Form 8-K Filed 08/18/06 and Frezer Inc.’s amendment to Form 10QSB for the period ended March 31,2006.

1. Please briefly describe the facts underlying managements' conclusion about the restatement.

On August 10, 2006, the Board of Directors of Frezer, Inc. (“Frezer” or the “Company”), after discussion with the Company’s management, concluded that the financial statements of the Company included in its Form 10-QSB for the quarter ended March 31, 2006, should no longer be relied upon because of errors contained therein. The Company reached these conclusions following a review of
An issuance of the accounting treatment of 6,100,000 common shares issued to the management team of Frezer Inc. on March 16, 2006 for compensation owed for fiscal year 2005 (“Management Stock Issuance”).

The error in the accounting for the Management Stock Issuance resulted in an erroneous credit of $177,334 to Other Income as opposed to the proper treatment, which would have resulted in a credit to APIC .

2. Please tell us if your certifying officers have considered the effect of the error on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Forms 10-QSB for the periods ended March 31, 2006 and June 30, 2006. If your officers concluded that the disclosure controls and procedures were effective, despite the restatement, describe the basis for their conclusions.

Until August 28, 2006, David R. Koos, Frezer’s CEO and Acting CFO had considered the Company’s internal disclosure controls and procedures to be both adequate and effective. On August 28, 2006, both of the Board of Directors and Koos reevaluated the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2006 and going forward and, based upon that evaluation, concluded that the Company’s disclosure controls and procedures were not effective in timely alerting management to material information relating to the Company which is required to be included in its periodic SEC filings.

As of August 29, 2006, the Company changed its internal disclosure controls and procedures over financial reporting by:

(a) adding a review committee (consisting of David Koos and Brian Pockett, the Company’s COO)to review its public disclosure documents, and

(b)  appointing David Koos to the position of Disclosure Coordinator. The Disclosure Coordinator will have overall responsibility for preparing a timetable and for following up with others to make sure that assigned tasks have been completed on a timely basis.

Based on these changes, the Company feels that, as of August 29, 2006, internal disclosure controls and procedures currently in place shall be adequate going forward.

3. We note that you have restated your March 31, 2006 financial statements. Please revise to comply with the requirements of SFAS 154, paragraphs 25-26.

The 10QSB has been amended to comply with the requirements of SFAS 154

Frezer, Inc. acknowledges that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David R. Koos
David Koos
CEO
Frezer, Inc.

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

FORM 10-QSB/A
Amendment No: 2

☒ QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2006

☐ TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT

For the transition period from                 to

Commission file number
_000-51336

FREZER, INC.
(Exact name of small business issuer as specified in its charter)

________________

NEVADA	20-2777600
(State or other jurisdiction of incorporation or organization)	(IRS employer Identification No.)

1010 University Avenue
Suite 40
San Diego, CA 92103
(619) 702-1404
(Address and Telephone Number of Principal Executive Offices)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes ☒    No ☐

As of August 7, 2006, 15,534,064 shares of the issuer's Common Stock, $.0001 par value per share, were outstanding.

Transitional Small Business Disclosure Format     Yes ☐     No ☒

~~ARMANDO C. IBARRA Certified Public Accountants A Professional Corporation~~
                                                                                                                                                         ~~Armando C. Ibarra, C.P.A.                                                Members of the California Society of Certified Public Accountants Armando Ibarra, Jr., C.P.A., JD                                       Members of the American Institute of Certified Public Accountants                                                                                                                                    Members of the Better Business Bureau since 1997~~

~~To the Board of Directors of Frezer, Inc.  (A Development Stage Company)~~

~~1.1                                                                                                                                                 INDEPENDENT ACCOUNTANTS’ REPORT~~

~~We have reviewed the accompanying balance sheet (restated) of Frezer, Inc. as of March 31, 2006, and the related statements (restated) of operations, changes in stockholders’ equity, and cash flows for the three months ended March 31, 2006 in accordance with Statements on Standards for Accounting Review Services issued by the American Institute of Certified Public Accountants.  All information included in these financial statements is the representation of the management of Frezer, Inc.~~

~~We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States).  A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole.  Accordingly, we do not express such an opinion.~~

~~Our review was made for the purpose of expressing limited assurance that there are no material modifications that should be made to the financial statements in order for them to be in conformity with U.S. generally accepted accounting principles.~~

~~/s/Armando C Ibarra _________________________ Armando C. Ibarra, CPA-APC~~

~~August 18, 2006 Chula Vista, California~~

PART I:
Item 1

To the Board of Directors of
Frezer, Inc.
(A Development Stage Company)

INDEPENDENT ACCOUNTANTS' REPORT
We have reviewed the accompanying balance sheet (restated) of Frezer, tic. as of March 31, 2006, and the related statements (restated) of operations, changes in stockholders' equity, and cash flows for the three months winded March 31, 2006 in accordance with Statements on Standards for Accounting Review Services issued by the American Institute of Certified Public Accountants, All information included in these financial statements is the representation of the management of Frezer, Inc.
We conducted our review in accordance with the standard! of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the Objective of which is the expression of an opinion regarding the financial Statements taken as a whole. Accordingly, we do not express such an opinion.

Our review was made for the purpose of expressing limited assurance that there are no material modifications that should be made to the financial statements in order for them to be in conformity with U.S. generally accepted accounting principles.

Armando C. Ibarra
CPA-APC
August 30,2006 Chula Vista, California

FREZER, INC.

UNAUDITED INTERIM FINANCIAL STATEMENTS

~~FREZER, INC. (A DEVELOPMENT STAGE COMPANY) BALANCE SHEETS March 31, 2006 and December 31, 2005~~

~~ASSETS~~

		~~As of~~ 		~~As of~~
		~~March 31,~~		~~December 31,~~
		~~2006~~		~~2005~~

~~CURRENT ASSETS~~
 ~~Cash~~ 	~~$~~	 ~~102,777~~ 	~~$~~	 ~~264,932~~
 ~~Accounts Receivable - related party~~		 ~~6,625~~
 ~~Notes Receivable~~ 		 ~~64,000~~ 		 ~~10,000~~
 ~~Prepaid expenses~~		 ~~120,245~~ 		 ~~24,285~~

 ~~Total Current Assets~~		 ~~293,647~~ 		 ~~299,217~~

~~NET PROPERTY & EQUIPMENT~~		 ~~1,180~~ 		 ~~1,180~~

~~OTHER ASSETS~~
 ~~Deposits~~
 ~~Other assets~~				 ~~-~~

 ~~Total Other Assets~~		 ~~-~~ 		 ~~-~~

 ~~TOTAL ASSETS~~	~~$~~	 ~~294,827~~ 	~~$~~	 ~~300,397~~

~~The accompanying notes are an integral part of the financial statements.~~
Frezer, Inc.
Balance Sheet Assets

CURRENT ASSETS	As of March 31, 2006 (unaudited)	(Restated) As of March 31, 2006 (unaudited)	As of December 2005
Cash	$102,777	$102,777	$264,932
Accounts Receivable - related party	6,526	6,625
Notes Receivable	64,000	64,000	10,000
Prepaid expenses	120,245	120,245	24,285

Total Current Assets	293,548	293,647	299,217

NET PROPERTY & EQUIPMENT	1,180	1,180	1,180

OTHER ASSETS
Deposits
Other assets			-

Total Other Assets	-	-	-

TOTAL ASSETS	$294,728	$294,827	$300,397

The accompanying notes are an integral part of the financial statements.

~~FREZER, INC. (A DEVELOPMENT STAGE COMPANY) BALANCE SHEETS March 31, 2006 and December 31, 2005~~

~~LIABILITIES AND STOCKHOLDERS' EQUITY~~

		~~As of~~ 		~~As of~~
		~~March 31,~~		~~December 31,~~
		~~2006~~		~~2005~~
~~(unaudited)~~

~~CURRENT LIABILITIES~~

 ~~Accounts payable~~	~~$~~	 ~~6,059~~ 	~~$~~	 ~~6,783~~
 ~~Accrued salaries~~		 ~~62,000~~ 		 ~~183,335~~
 ~~Accrued payroll taxes~~		 ~~20,505~~ 		 ~~9,095~~

 ~~Total Current Liabilities~~

 ~~Total Current Liabilities~~		 ~~88,564~~ 		 ~~199,213~~

 ~~Total Liabilities~~		 ~~-~~ 		 ~~-~~

~~TOTAL LIABILITIES~~		 ~~88,564~~ 		 ~~199,213~~

~~STOCKHOLDERS' EQUITY~~
 ~~Common stock ($0.001 par value, 100,000,000 shares authorized;~~
 ~~14,764,500 and 8,076,750 shares issued and outstanding~~
 ~~as of March 31, 2006 and December 31, 2005 respectively)~~		 ~~14,865~~ 		 ~~8,076~~
 ~~Additional paid-in capital~~		 ~~747,206~~ 		 ~~401,811~~
 ~~Retained (deficit)~~		 ~~(555,808)~~		 ~~(308,703)~~

 ~~Total Stockholders' Equity~~		 ~~206,263~~ 		 ~~101,184~~

~~TOTAL LIABILITIES~~
~~& STOCKHOLDERS' EQUITY~~			~~`~~

	~~$~~	 ~~294,827~~ 	~~$~~	 ~~300,397~~

~~The accompanying notes are an integral part of the financial statements~~

Frezer, Inc.
Balance Sheet

LIABILITIES AND STOCKHOLDERS' EQUITY
		(Restated)
	As of	As of
	March 31,	March 31,	As of
	2006	2006	December 31,
	(unaudited)	(unaudited)	2005

CURRENT LIABILITIES

Accounts payable	6,059	$6,059	$6,783
Accrued salaries	62,000	62,000	183,335
Accrued payroll taxes	20,505	20,505	9,095

Total Current Liabilities

Total Current Liabilities	88,564	88,564	199,213

Total Liabilities	-	-	-

TOTAL LIABILITIES	88,564	88,564	199,213

STOCKHOLDERS' EQUITY
Common stock ($0.001 par value, 100,000,000 shares authorized;
14,764,500 and 8,076,750 shares issued and outstanding
as of March 31, 2006 and December 31, 2005 respectively)	14,765	14,865	8,076
Additional paid-in capital	569,873	747,206	401,811
Retained (deficit)	(378,474)	(555,808)	(308,703)

Total Stockholders' Equity	206,164	206,263	101,184

TOTAL LIABILITIES

& STOCKHOLDERS' EQUITY	294,728	$294,827	$300,397

The accompanying notes are an integral part of the financial statements.

.
~~FREZER, INC. (A DEVELOPMENT STAGE COMPANY) STATEMENT OF OPERATIONS For the period commencing January 1, 2006 and ending  March 31, 2006 and cumulative from inception (May 2, 2005)  to March 31, 2006~~

		~~Qtr. Ended~~		~~Period from inception~~
		~~March 31,~~		~~to March 31, 2006~~
~~2005~~
		 ~~(unaudited)~~		~~_________(unaudited)________~~

~~REVENUES~~
	~~$~~	~~-~~		~~-~~
~~________________________~~
~~Total Revenues~~		~~-~~

~~COSTS AND EXPENSES~~
 ~~Research & Development~~		~~84,410~~		~~84,410~~
 ~~General and administrative~~		~~162,701~~		~~471,404~~

~~__________________~~

~~Total Costs and Expenses~~		~~247,111~~		~~555,814~~

~~__________________~~

~~OPERATING LOSS~~		~~(247,111)~~		~~(555,814)~~

~~OTHER INCOME & (EXPENSES)~~

 ~~Interest expense~~		~~-~~		~~-~~
 ~~Interest Income~~		~~6~~		~~6~~
 ~~Other income~~
~~____________________~~

~~Total Other Income & (Expenses)~~		~~6~~		~~6~~

~~____________________~~

~~NET LOSS~~	~~$~~	~~(247,105)~~		~~(555,808)~~
~~------------------------------------~~

~~BASIC AND DILUTED EARNINGS (LOSS) PER SHARE~~

~~BASIC AND DILUTED EARNINGS (LOSS) PER SHARE~~	~~$~~	~~(0.03)~~	~~$~~	~~(0.07)~~
~~-----------------------------------~~

~~WEIGHTED AVERAGE NUMBER OF~~
 ~~COMMON SHARES OUTSTANDING~~		~~9,368,241~~	~~$~~	~~8,401,384~~
~~--------------------------------------- -~~
~~The accompanying notes are an integral part of the financial statements.~~

Frezer, Inc.
Unaudited Statements of Operations

		(Restated)	(Restated)
	Qtr. Ended	Qtr. Ended	Period from inception (May 2, 2005)
	March 31,	March 31,	to March 31, 2006
	2006	2006

REVENUES	$	$	$

Total Revenues	-	-

COSTS AND EXPENSES

Research & Development	84,410	84,410	84,410
General and administrative	162,701	162,701	471,404

Total Costs and Expenses	247,111	247,111	555,814

OPERATING LOSS	(247,111)	(247,111)	(555,814)

OTHER INCOME & (EXPENSES)

Interest expense	-	-
Interest Income	6	6	6
Other income	177,334

Total Other Income & (Expenses)	177,340	6	6

NET LOSS	$(69,771)	$(247,105)	$(555,808)

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE	$(0.01)	$(0.03)	$(0.07)

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING	9,368,241	9,368,241	8,401,384

The accompanying notes are an integral part of the financial statements.

~~FREZER, INC. (A DEVELOPMENT STAGE COMPANY) STATEMENT OF CHANGES IN SHAREHOLDER DEFICIT (unaudited) For the period commencing May 2, 2005 (inception) and ending March 31, 2006~~

~~Additional~~
	~~Common~~		~~Paid-in~~	~~Retained~~
	~~Shares~~	~~Amount~~	~~Capital~~	~~Earnings~~	 ~~Total~~

~~Shares issued for cash and services May 4,2005~~	~~5,935,315~~ 	~~5,936~~ 	~~44,264~~ 		 ~~50,200~~

~~Shares issued for services May 4, 2005~~	~~100,000~~ 	~~100~~ 	~~900~~ 		 ~~1,000~~

~~Shares issued for Cash November 10, 2005~~	~~1,650,000~~ 	~~1,650~~ 	~~245,850~~ 		 ~~247,500~~

~~Shares issued for Cash November 23, 2005~~	~~333,333~~ 	~~333~~ 	~~99,667~~ 		 ~~100,000~~

~~Shares issued for services December 10, 2005~~	~~57,916~~ 	~~58~~ 	~~11,129~~ 		 ~~11,187~~

~~Net Loss~~				~~(308,703)~~	 ~~(308,703)~~
~~Balance December 31, 2006~~	~~8,076,564~~ 	~~8,077~~ 	~~401,810~~ 	~~(308,703)~~	~~101,184~~

~~Shares issued for cash~~	~~500,000~~ 	~~500~~ 	~~149,500~~ 		~~150,000~~

~~Shares issued for services~~	~~187,500~~ 	~~188~~ 	~~18,562~~ 		~~18,750~~

~~Shares issued in lieu of compensation~~	~~6,100,000~~ 	~~6,100~~ 	~~177,334~~ 		~~183,434~~

~~Net Loss~~				~~(247,105)~~	 ~~(247,105)~~
~~Balance March 31, 2006~~	~~14,864,064~~ 	~~14,865~~ 	~~747,206~~ 	~~(555,808)~~	~~206,263~~

~~The accompanying notes are an integral part of the financial statements.~~

Frezer, Inc.
Unaudited Consolidated Statement of Stockholders' Equity
From May 2, 2005 (Inception) through March 31, 2006

			(As	Restated)	Additional	Additional
	Common		Common		Paid-In	Paid-in	Retained	Retained
	Shares	Amount	Shares	Amount	Capital	Capital	Earnings	Earnings	Total	Total
						(As Restated)		(As Restated)		(As Restated)

Shares issued for cash and services May 4,2005	5,935,315	5,936	5,935,315	5,936	44,264	44,264			50,200	50,200

Shares issued for services May 4, 2005	100,000	100	100,000	100	900	900			1000	1,000

Shares issued for Cash November 10, 2005	1,650,000	1,650	1,650,000	1,650	245,850	245,850			247500	247,500

Shares issued for Cash November 23, 2005	333,333	333	333,333	333	99,667	99,667			100,000	100,000

Shares issued for services December 10, 2005	57,916	58	57,916	58	11,129	11,129			11187	11,187

Net Loss							(308,703)	(308,703)	(308,703)	(308,703)
Balance March 31, 2006	8,076,564	8,077	8,076,564	8,077	401,810	401,810	(308,703)	(308,703)	101,184	101,184

Shares issued for cash	500,000	500	500,000	500	149,500	149,500			150000	150,000

Shares issued for services	187,500	188	187,500	188	18,562	18,562			18750	18,750

Shares issued in lieu of compensation	6,100,000	6,100	6,100,000	6,100	0	177,334			6,100	183,434

Net Loss							(69,771)	(247,105)	(69,771)	(247,105)
Balance March 31, 2006	14,864,064	14,865	14,864,064	14,865	569,872	747,206	(378,474)	(555,808)	206,263	206,263

The accompanying notes are an integral part of the financial statements.

~~FREZER, INC.~~
 ~~(A DEVELOPMENT STAGE COMPANY)~~
~~STATEMENT OF CASH FLOWS~~
~~For the period commencing January 1, 2006 and ending March 31, 2006 , Year ended December 31, 2005 and cumulative from inception (May 2, 2005) to March 31, 2006~~

		~~Qtr Ended~~		~~Year Ended~~		~~Period from inception~~
		~~March 31,~~		~~December 31,~~		~~to March 31, 2006~~
		~~2006~~		~~2005~~
		~~(unaudited)~~ 				~~(unaudited)~~

~~CASH FLOWS FROM OPERATING ACTIVITIES~~

 ~~Net (loss)~~	~~$~~	~~(247,105)~~	~~$~~	~~(308,703)~~	~~$~~	~~(555,808)~~
 ~~Adjustments to reconcile net loss to net cash (used in) provided~~
 ~~by operating activities:~~
 ~~Stock issued for services~~		~~18,750~~		~~12,187~~		~~30,937~~
 ~~Stock issued in lieu of compensation~~		~~183,434~~				~~183,434~~
 ~~Increase/(decrease) in accounts payable and accruals~~		~~(110,649)~~		~~199,213~~		~~88,564~~
 ~~(Increase)/decrease in prepaid expenses & deposits~~		~~(102,585)~~		~~(24,285)~~		~~(126,870)~~
~~__________________~~

 ~~Net Cash Provided by (Used in) Operating Activities~~		~~(258,155)~~		~~(121,588)~~		~~(379,743)~~

~~CASH FLOWS FROM INVESTING ACTIVITIES~~

 ~~Purchase of equipment~~				~~(1,180)~~		~~(1,180)~~
 ~~Issuance of Notes & other receivable - related parties~~		~~(54,000)~~		~~(10,000)~~		~~(64,000)~~
~~_________________~~

 ~~Net Cash Provided by (Used in) Investing Activities~~		~~(54,000)~~		~~(11,180)~~		~~(65,180)~~

~~CASH FLOWS FROM FINANCING ACTIVITIES~~

 ~~Common stock issued for cash~~		~~150,000~~		~~397,700~~		~~547,700~~
~~__________________~~

 ~~Net Cash Provided by (Used in) Financing Activities~~		~~150,000~~		~~397,700~~		~~547,700~~

~~_________________~~

 ~~Net Increase (Decrease) in Cash~~		~~(162,155)~~		~~264,932~~		~~102,777~~

 ~~Cash at Beginning of Year~~		~~264,932~~		~~-~~		~~0~~
~~__________________~~

 ~~Cash at End of Year~~	~~$~~	~~102,777~~	~~$~~	~~264,932~~	~~$~~	~~102,777~~
~~------------------------------~~

~~The accompanying notes are an integral part of the financial statements.~~

Frezer
Statements of Cash Flows

		(Restated)
	Qtr Ended	Qtr Ended	Year Ended
	March 31,	March 31,	December 31,
	2006	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES

Net (loss)	$(69,771)	$(247,105)	$(308,703)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Stock issued for services	18,750	18,750	12,187
Stock issued in lieu of compensation	6,100	183,434
Increase/(decrease) in accounts payable and accruals	(110,649)	(110,649)	199,213
(Increase)/decrease in prepaid expenses & deposits	(102,486)	(102,585)	(24,285)

Net Cash Provided by (Used in) Operating Activities	(258,056)	(258,155)	(121,588)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of equipment			(1,180)
Issuance of Notes & other receivable - related parties	(54,000)	(54,000)	(10,000)

Net Cash Provided by (Used in) Investing Activities	(54,000)	(54,000)	(11,180)

CASH FLOWS FROM FINANCING ACTIVITIES

Common stock issued for cash	150,000	150,000	397,700

Net Cash Provided by (Used in) Financing Activities	150,000	150,000	397,700

Net Increase (Decrease) in Cash	(162,056)	(162,155)	264,932

Cash at Beginning of Year	-	264,932	-

Cash at End of Year	$(162,056)	$102,777	$264,932

Supplemental Cash Flow Disclosures:

Cash paid during period for interest	$	$-	$

Cash paid during period for taxes	$	$	$

The accompanying notes are an integral part of the financial statements.

FREZER, INC.
(A DEVELOPMENT STAGE COMPANY)

CONDENSED NOTES TO UNAUDITED INTERIM FINANCIAL STATEMENTS
For period from January 1, 2006 to March 31, 2006

 GENERAL:

 The financial statements of Frezer, Inc. (the Company), included herein, have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission and in accordance with accounting principles generally accepted in the United States of America.

NOTE 1. INTERIM FINANCIAL STATEMENTS

 The accompanying financial statements have been prepared by Frezer Inc. without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been    condensed or omitted as allowed by such rules and regulations, and management believes that the disclosures are adequate to make the information presented not misleading. These financial statements include all of the adjustments, which, in the opinion of management, are   necessary to a fair presentation of financial position and results of operations. All such adjustments are of a normal and recurring nature.  The results of operations presented in the accompanying condensed financial statements for the period from January 1, 2006 ending March 31, 2006 are not necessarily indicative of the operating results that may be expected for the full year ending December 31, 2006.

These statements should be read in conjunction with the Company's financial statements for the period commencing with inception (May 2, 2005) and ending December 31, 2005, included in Form 10K-SB, as amended, filed with the U.S. Securities and Exchange Commission.

NOTE 2. ORGANIZATION AND DESCRIPTION OF BUSINESS

Frezer, Inc. (the “Company”) was incorporated in the State of Nevada on May 2, 2005. From inception to July 11, 2006 the Company’s objective was to operate in the field of stem cell banking and regenerative medicine. On July 11, 2006 the Board of Directors of the Company unanimously approved resolutions to abandon all plans to develop a stem cell banking facility and market that facility’s services.

From July 11, 2006 the Company’s objectives have been:

(a) The development and marketing of intellectual property relating to the Company’s proprietary Cryo-Chip and

(b) The development and marketing of intellectual property relating to Cryogenic Storage tank modifications for increased storage capacity

NOTE 3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.   Basis of Accounting

The Company’s financial statements are prepared using the accrual method of accounting.  The Company has elected a December 31, year-end.

B.   Basic Earnings per (loss) Share

FREZER, INC.
(A DEVELOPMENT STAGE COMPANY)

CONDENSED NOTES TO UNAUDITED INTERIM FINANCIAL STATEMENTS
For period from January 1, 2006 to March 31, 2006
(continued)

In February 1997, the FASB issued SFAS No. 128, “Earnings Per Share”, which specifies the computation, presentation and disclosure requirements for earnings (loss) per share for entities with publicly held common stock.  SFAS No. 128 supersedes the provisions of APB No. 15, and requires the presentation of basic earnings (loss) per share and diluted earnings (loss) per share.  The Company has adopted the provisions of SFAS No. 128 effective May 2, 2005 (inception).

Basic net loss per share amounts is computed by dividing the net loss by the weighted average number of common shares outstanding.  Diluted earnings per share are the same as basic earnings per share due to the lack of dilutive items in the Company.

C.   Cash and Cash Equivalents
For purpose of reporting the statement of flows, cash and cash equivalents include highly liquid investments with investments with maturities of three months or less at the time of purchase.

D.    Common Stock

The Company is authorized to issue 100,000,000 shares of common stock at $0.001 par value.

On May 4, 2005 Company issued 6,035,315 shares of common stock in exchange for $50,200 in cash and $1,000 of services to Bio-Matrix Scientific Group, Inc., its former parent company.

On November 10, 2005, the Company sold 1,650,000 common shares for cash at an aggregate price of $247,500.

On November 23, 2005, the Company sold 333,333 common shares for cash at an aggregate price of $100,000.

On February 23, 2006 the Company sold 500,000 shares of its common stock for $150,000 as a result of a private placement offering under SEC Regulation D (506).

On March 16, 2006 The Board of Directors issued 6,100,000 common shares to the management team of Frezer Inc. for compensation owed for fiscal year 2005, which ended December 31, 2005.

On February 23, 2006 the Company also issued an additional 187,500 shares to various consultants assisting the Company with its business model implementation

E.    Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

F.   Development Stage

The Company continues to devote substantially all of its efforts in the development of its plan to develop and market intellectual property relating to the Company’s proprietary Cryo-Chip and develop and market intellectual property relating to Cryogenic Storage tank modifications for increased storage capacity

G.   Income Taxes

FREZER, INC.
(A DEVELOPMENT STAGE COMPANY)

CONDENSED NOTES TO UNAUDITED INTERIM FINANCIAL STATEMENTS
For period from January 1, 2006 to March 31, 2006
(continued)

The Company accounts for income taxes under the statement of Financial Accounting Statement No.109, Accounting for Income Taxes,’ (“SFAS109).  Under SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement-carrying basis.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates are recognized in the income in the period that included the enactment date

NOTE 4. RESTATEMENT

The Company has effected a restatement of our financial statements as described below:

The company initially erroneously accounted for the issuance of 6,100,000 common shares issued to the management team of Frezer Inc. on March 16, 2006 for compensation owed for fiscal year 2005 (“Management Stock Issuance”) as a credit to Common Stock of $6, 100 and a credit to Other Income of $177,334 with corresponding debits to Accrued Salaries for those amounts . As corrected, the appropriate credit entries should have been , and have been restated as, a credit to Common Stock of $6, 100 and a credit to Additional Paid in Capital of $177,334 .

Originally reported and restated amounts are as follows:

	As Originally Reported March 31, 2006	As Restated March 31, 2006
Other income	$177,334	$0
Net Loss	$(69,771)	$(247,105)
Additional paid-in capital	$569,873	$747,206
Retained (deficit)	$(378,474)	$(555,808)

NOTE ~~4~~5.   WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock.

NOTE ~~5~~6.   TRANSACTION WITH RELATED PARTY

The Company subleases approximately 1900 square feet of office space at a rate of $3,818 per month from its former parent. The sublease is for a period of one year commencing on June 3, 2005 and expiring on June 2, 2006. The sublease does not contain a renewal option. Currently, the Company remains in the same location on a month-to-month arraignment not involving its former parent.

There are no contingent payments which the Company is required to make. For the three months ended on March 31, 2006 the company incurred rental expense of $11,454. Prior to June 3, 2006, the Company, on limited occasions, utilized office space and certain administrative support services provided by its former parent company at no charge.

During the period beginning on January 1, 2006 and ending on March 31, 2006, the Company loaned $34,000 to its former parent. As consideration for these loans, the Company received promissory notes bearing simple interest at the rate of 10% per annum. All notes are due and payable on December 30, 2006.

On May 25, 2006 $20,000 of the aforementioned loans, in addition to an additional $10,000 loan to the Company’s former parent, were paid in full. On June 30, 2006 the remaining $14,000 was repaid in full.

During the period beginning on January 1, 2006 and ending on March 31, 2006, the Company loaned $20,000 to the AFN Trust, for whom the Company’s Chairman and CEO acts as Trustee. As consideration for these loans, the Company received a promissory note bearing simple interest at the rate of 10% per annum. The note is due and payable on December 30, 2006. On August 3, 2006 AFN Trust repaid its loan in full.

These financial statements do not include allocation of indirect corporate overheads from the Company’s former parent, as the Company considers that such costs are not reasonably attributable to the business. Management believes that the allocation methodology used is reasonable, and the costs included in these financial statements reflect all costs of doing business.

These financial statements do not include allocation of indirect corporate overheads from the Company’s former parent, as the Company considers that such costs are not reasonably attributable to the business. Management believes that the allocation methodology used is reasonable, and the costs included in these financial statements reflect all costs of doing business.

FREZER, INC.
(A DEVELOPMENT STAGE COMPANY)

CONDENSED NOTES TO UNAUDITED INTERIM FINANCIAL STATEMENTS
For period from January 1, 2006 to March 31, 2006
(continued)

NOTE ~~6~~ 7.  GOING CONCERN

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern.  However, the Company has incurred losses since its inception and has not yet been successful in establishing profitable operations. These factors raise substantial doubt about the ability of the Company to continue as a going concern.  Unanticipated costs and expenses or the inability to generate revenues could require additional financing, which the Company currently plans to seek through equity financing. During the quarter ended March 31, 2006 the year ended December 31, 2005 the Company raised cash through the issuance of equity securities totaling $150,000 and $397,000 respectively.

To the extent financing is not available, the Company may not be able to, or may be delayed in, developing its business purpose.  The accompanying financial statements do not reflect any adjustments that might result from the outcome of these uncertainties.

NOTE ~~7~~ 8.   DESCRIPTION OF LEASING ARRANGEMENTS

The Company subleases approximately 1900 square feet of office space at a rate of $3,818 per month. The sublease is for a period of one year commencing on June 3, 2005 and expiring on June 3, 2006. The sublease does not contain a renewal option, however the Company feels it will be able to renew for a minimum of another twelve months on similar terms and conditions. There are no contingent payments, which the Company is required to make.  For the period ending on March 31, 2006 the company incurred rental expense of $11,454.

NOTE 9.   INCOME TAXES

As of March 31, 2006

Deferred tax assets:
Net operating tax carry forwards	$188,974
Other	-0-
Gross deferred tax assets	188,974
Valuation allowance	(188,974)

Net deferred tax assets	$-0-

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carry forwards are expected to be available to reduce taxable income. As the achievement of required future taxable income is uncertain, the Company recorded a valuation allowance.

NOTE ~~9~~10. SCHEDULE OF NET OPERATING LOSSES

2005 Net Operating Loss	$308,703
2006 Net Operating Loss (three months)	247,105

Net Operating Loss	$555,808

As of March 31, 2006, the Company has a net operating loss carry forward of approximately $555,808, which will expire 20 years from the date the loss was incurred.

FREZER, INC.
(A DEVELOPMENT STAGE COMPANY)

CONDENSED NOTES TO UNAUDITED INTERIM FINANCIAL STATEMENTS
For period from January 1, 2006 to March 31, 2006
(continued)

NOTE 1~~0~~1. SUBSEQUENT EVENTS

On July 11, 2006, the Board of Directors of the Company unanimously approved resolutions to abandon all plans to develop a stem cell banking facility and market that facility’s services. This change represents a significant departure from the earlier plans that the Company had established.

The action of the Board of Directors followed an extensive review by the Board of the Company, in reviewing the Company’s current and prospective financial, managerial, and marketing resources together with an evaluation of the competitive and operating environment facing the Company. The Board also noted the Company’s limited financial resources and the continuing need to focus the Company’s resources effectively.

With these decisions, the Board has determined that the Company will devote its energies primarily to:

(a) The development and marketing of intellectual property relating to the Cryo-Chip and
(b) The development and marketing of intellectual property relating to Cryogenic Storage tank modifications for increased storage capacity.

The Board’s decision was also motivated by the Company’s inability to locate space suitable for the operation of a stem cell banking facility on reasonable terms since the Company’s inception to July 11, 2006 and the apparent prospect that the Company will continue to face continuing difficulties to obtaining suitable space.

In August 2006, the Company completed the documentation necessary for submitting a provisional patent application on the Cryo-Chip. Currently all documentation has been submitted to the Company’s Patent Attorney for drafting the patent application. The Company feels the patent application will be filed sometime during the next 30 days.

Item 2.
Management's Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis should be read in conjunction with the unaudited financial statements and notes thereto included in Part I - Item 1 of this report, and the audited financial statements and notes thereto contained in our Form 10KSB, as amended,   previously filed with the Commission

We were previously a wholly owned subsidiary of Bio-Matrix Scientific Group, Inc. (“BMXG”), a Delaware Corporation engaged primarily in the development of medical devices. The Board of Directors of BMXG has voted to distribute all Shares of our common stock held by BMXG to holders of BMXG common stock of record as of May 31, 2005, which was the record date. These stockholders received one share of our common stock for every one share(s) of BMXG common stock held on the record date. The distribution was paid on June 15, 2005. . In addition, each BMXG stockholder received, by means of an Information Statement, information regarding the distribution.

Plan of Operation.

(i) From inception to July 11, 2006 our objective was to operate in the field of stem cell banking and regenerative medicine.

On July 11, 2006, our Board of Directors unanimously approved resolutions to abandon all plans to develop a stem cell banking facility and market that facility’s services. This change represents a significant departure from the earlier plans that we had established.

The action of the Board of Directors followed an extensive review by our Board. This consisted of reviewing our current and prospective financial, managerial, and marketing resources together with an evaluation of the competitive and operating environment facing us. The Board also noted our limited financial resources and the continuing need to focus our resources effectively.

With these decisions, the Board has determined that we will devote our energies primarily to:

(a) The development and marketing of intellectual property relating to the Cryo-Chip and
(b) The development and marketing of intellectual property relating to Cryogenic Storage tank modifications for increased storage capacity.

The Board’s decision was also motivated by our inability to locate space suitable for the operation of a stem cell banking facility on reasonable terms since our inception to July 11, 2006 and the apparent prospect that the we continue to face continuing difficulties to obtaining suitable space.

While we believe that these decisions will better serve our interests, there can be no assurance that we will achieve its objectives or, if we achieve any one or more of its objectives, that we can do so on reasonable terms in light of our current financial condition

Results Of Operations

Three Month Period Ending March 31, 2006

The Company experienced a net loss of $ 247,105 for the three-month period ended March 31, 2006.  Research and development expenditures comprised $84,410 of the $247,111 and $162,701 related to general and administrative expenses.

We believe it will require an estimated $800,000 to complete the development and commercialization of our Cryogenic Storage Container:

We believe it will also require an estimated $1,400,000 to manufacture and market our products once commercialized

Over the next twelve months we shall attempt to raise funding of $1,825,000 to $1,875,000 to be utilized as follows:

Cryo-Chip:

Approximately $600, 000 to be utilized to purchase or lease specialized equipment for tooling on the Cryo-Chip

Approximately $275,000 to $325,000 to be utilized to purchase materials related to Cryo-Chip

Approximately $150,000 to be utilized to hire consultants, and to be utilized, if required, toward the patent applications related to the Cryo-Chip

In the event that the required funds can be raised, we anticipate commercialization within 24 to 36 months of the receipt of funds.

Cryogenic Storage Container:
We believe it will require an estimated $800,000 to complete the development and commercialization of our Cryogenic Storage Container:

$275,000 for research and development.
$425,000 for proto-construction
$100,000 for testing

We anticipate, in the event that funding is obtained, to engage in the following research and development activities over the next twelve months:

Develop intellectual property leading to the manufacture of the cryo-chip
Develop intellectual property leading to the re-design and configuration of stem cell cryogenic storage tanks

We anticipate, in the event that funding is obtained, to hire the following additional personnel over the next twelve months:

Director of Engineering Research and Development
Senior Design Engineer
Chief Financial Officer

Liquidity And Capital Resources

We do not believe that we have cash reserves and other current assets which will be sufficient to allow us to develop, commercialize and market our Cryo-Chip or our Cryogenic Storage Container:

At this time, we plan to continue to fund our financial needs through equity private placements of common stock. (No plan of terms, offers, or candidates have yet been established and there can be no assurance that we will be able to raise funds on terms favorable to the company or at all.)

Over the next twelve months we shall attempt to raise funding of $1,825,000 to $1,875,000 to be utilized as follows:

Cryo-Chip:

Approximately $600, 000 to be utilized to purchase or lease specialized equipment for tooling on the Cryo-Chip

Approximately $275,000 to $325,000 to be utilized to purchase materials related to Cryo-Chip

Approximately $150,000 to be utilized to hire consultants, and to be utilized, if required, toward the patent applications related to the Cryo-Chip

In the event that the required funds can be raised, we anticipate commercialization within 24 to 36 months of the receipt of funds.

Cryogenic Storage Container:
We believe it will require an estimated $800,000 to complete the development and commercialization of our Cryogenic Storage Container:

$275,000 for research and development.
$425,000 for proto-construction
$100,000 for testing

Additional Funding Requirements

We will also require an estimated $1,400,000 to manufacture and market our products once commercialized which we anticipate attempting to raise upon achievement of commercialization.

Item 3.   CONTROLS AND PROCEDURES

(A)   Evaluation of Disclosure Controls and Procedures
~~As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of David Koos, who is the Company's Principal Executive Officer/Principal Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. The Company's disclosure controls and procedures are designed to provide a reasonable level of assurance of achieving the Company's disclosure control objectives. The Company's Principal Executive Officer/Principal Financial Officer has concluded that the Company's disclosure controls and procedures are, in fact, effective at this reasonable assurance level as of the period covered.~~

Until August 28, 2006, the Company had considered its internal disclosure controls and procedures to be both adequate and effective. On August 28, 2006, both of the Board of Directors and David Koos, the Company’s CEO and Acting CFO, reevaluated the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2006 and going forward and, based upon that evaluation, concluded that the Company’s disclosure controls and procedures were not effective in timely alerting management to material information relating to the Company which is required to be included in its periodic SEC filings.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in Company reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in Company reports filed under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Acting Chief Financial Officer, to allow timely decisions regarding required disclosure.
(B)   Changes in Internal Controls Over Financial Reporting

~~In connection with the evaluation of the Company's internal controls during the period commencing on January 1, 2006 and ending March 31, 2006, David Koos, who is both the Company's Principal Executive Officer and Principal Financial Officer has determined that there are no changes to the Company's internal controls over financial reporting that has materially affected, or is reasonably likely to materially effect, the Company's internal controls over financial reporting.~~

As of August 29, 2006, the Company changed its internal disclosure controls and procedures over financial reporting by:

(a) adding a review committee (consisting of David Koos and Brian Pockett, the Company’s COO)to review its public disclosure documents, and

(b) appointing David Koos to the position of Disclosure Coordinator. The Disclosure Coordinator will have overall responsibility for preparing a timetable and for following up with others to make sure that assigned tasks have been completed on a timely basis.

Based on these changes, the Company feels that, as of August 29, 2006, internal disclosure controls and procedures currently in place shall be adequate going forward.

Part II
Item 1: Legal Proceedings

None
Item 2.   Unregistered Sales of Equity Securities and Use of Proceeds

On February 23, 2006, we closed the sale of 500,000 shares of common stock (“Common Stock”) to one purchaser, who is an accredited investor.  The net proceeds of that sale, which were $150,000, will be utilized for general working capital purposes.

No underwriters were retained to serve as placement agents for the sale. The shares of Common Stock were sold directly through the management of the Company. No commission or other consideration was paid in connection with the sale of the shares of Common Stock. There was no advertisement or general solicitation made in connection with this Offer and Sale of Common Stock.

In accordance with Rule 502(d) of Regulation D:

Reasonable inquiry was made by Frezer to determine that the purchaser is acquiring the shares of Common Stock for himself;

Written disclosure was given to each purchaser prior to sale that the shares of Common Stock have not been registered under the Act and, therefore, cannot be resold unless they are registered under the Act or unless an exemption from registration is available; and

A legend was placed on the certificate that evidences the shares of Common Stock stating that the shares of Common Stock have not been registered under the Act and setting forth or referring to the restrictions on transferability and sale of the shares of Common Stock.

The offer and sale of the shares of Common Stock was exempt from the registration provisions of the Securities website, has been made publicly available as of May 1, 2006 pending approval from the Company’s Board of Directors.

On February 23, 2006 the Company issued 150,000 shares of common stock to Mr. Louis Torio, an independent consultant from Las Vegas, NV, in consideration for agreeing to assist the Company over a six month period commencing on February 23, 2005 in the Company’s efforts to locate potential facilities sites in San Diego, CA and Las Vegas, NV.  The shares were issued pursuant to Section 4(2) of the Securities Act of 1933, as amended. No underwriters were retained to serve as placement agents. The shares were offered directly through the management of the Company, and the consideration for the shares was the agreement by Mr. Torio to assist the Company, over a six month period commencing on February 23, 2005, in locating potential facilities sites in San Diego, CA and Las Vegas, NV. Mr. Torio was given the opportunity to examine the Company’s EDGAR filings with the United States Securities and Exchange Commission.  No commission or other consideration was paid in connection with the sale of the shares. There was no advertisement or general solicitation made in connection with this Offer and Sale of shares. Written disclosure was given to Mr. Torio prior to issuance of the shares that the shares of Common Stock have not been registered under the Act and, therefore, cannot be resold unless they are registered under the Act or unless an exemption from registration is available; and

A legend was placed on the certificate that evidences the shares of Common Stock stating that the shares of Common Stock have not been registered under the Act and setting forth or referring to the restrictions on transferability and sale of the shares of Common Stock.

As of May 1, 2006, no suitable potential facilities sites in San Diego, CA or Las Vegas, NV have been located through the efforts of Mr. Torio. The issuance of shares was consideration to Mr. Torio for his agreement to assist the Company in locating potential facilities sites in San Diego, CA and Las Vegas, NV over a six month period commencing on February 23, 2005. There is no risk of forfeiture of the shares by Mr. Torio in the event that no such potential facilities sites are located through his efforts.

On March 16, 2006 The Board of Directors issued 6,100,000 common shares to the management team of Frezer Inc. for accrued compensation owed for fiscal year 2005.

The offer and sale of the shares of Common Stock was exempt from the registration provisions of the Securities Act by reason of Section 4(2) thereof. Management made its determination of the availability of such exemption based upon the facts and circumstances surrounding the offer and sale of the shares of Common Stock, including the representations and warranties made by the purchasers and the fact that restrictive legends were placed on, and stop transfer orders placed against, the certificates for the shares of Common Stock.

The use of proceeds was satisfaction of accrued salaries payable totaling $183,000.

On May 23, 2006 the Company issued 600,000 shares of common stock to Biotechnology Partners Business Trust (“BPBT”), an independent consultant, in exchange for services rendered by BPBT consisting of assisting the Company in development of its intellectual property.

The shares were issued pursuant to Section 4(2) of the Securities Act of 1933, as amended. No underwriters were retained to serve as placement agents. The shares were offered directly through the management of the Company, and the consideration for the shares were services rendered by BPBT valued at $180,000.

BPBT was given the opportunity to examine the Company’s EDGAR filings with the United States Securities and Exchange Commission. No commission or other consideration was paid in connection with the sale of the shares. There was no advertisement or general solicitation made in connection with this Offer and Sale of shares.

Written disclosure was given to BPBT prior to issuance of the shares that the shares of Common Stock have not been registered under the Act and, therefore, cannot be resold unless they are registered under the Act or unless

Act by reason of Section 4(2) thereof and Rule 506 of Regulation D thereunder. Management made its determination of the availability of such exemption based upon the facts and circumstances surrounding the offer and sale of the shares of Common Stock, including the representations and warranties made by the purchasers and the fact that restrictive legends were placed on, and stop transfer orders placed against, the certificates for the shares of Common Stock.

The Use of Proceeds was working capital.

On February 23, 2006 the Company issued 25,000 shares of common stock to Mr. Ron Paugh, an independent consultant from Reno, NV, in exchange for services rendered by Mr. Paugh consisting of assisting the Company in locating and introducing the Company to marketing professionals with the ability to assist the Company in developing an overall marketing and public relations campaign aimed at branding and public awareness. The shares were issued pursuant to Section 4(2) of the Securities Act of 1933, as amended. No underwriters were retained to serve as placement agents. The shares were offered directly through the management of the Company, and the consideration for the shares were services rendered by Mr. Paugh. Mr. Paugh was given the opportunity to examine the Company’s EDGAR filings with the United States Securities and Exchange Commission.  No commission or other consideration was paid in connection with the sale of the shares. There was no advertisement or general solicitation made in connection with this Offer and Sale of shares.

Written disclosure was given to Mr. Paugh   prior to issuance of the shares that the shares of Common Stock have not been registered under the Act and, therefore, cannot be resold unless they are registered under the Act or unless an exemption from registration is available; and

A legend was placed on the certificate that evidences the shares of Common Stock stating that the shares of Common Stock have not been registered under the Act and setting forth or referring to the restrictions on transferability and sale of the shares of Common Stock.

The Company is currently in discussions with marketing professionals introduced by Mr. Paugh.

On February 23, 2006 the Company issued 12,500 shares of common stock to Mr. Richard Owen, an independent consultant from San Diego, CA, in exchange for services rendered by Mr. Owen consisting of assistance in brochure design, trade show planning and creation of for the Company’s website. These shares were in addition to 57,916 common shares which were issued to Mr. Owen in December, 2005. The shares were issued pursuant to Section 4(2) of the Securities Act of 1933, as amended. No underwriters were retained to serve as placement agents. The shares were offered directly through the management of the Company, and the consideration for the shares were services rendered by Mr. Owen.  Mr. Owen was given the opportunity to examine the Company’s EDGAR filings with the United States Securities and Exchange Commission.  No commission or other consideration was paid in connection with the sale of the shares. There was no advertisement or general solicitation made in connection with this Offer and Sale of shares.

Written disclosure was given to Mr. Owen   prior to issuance of the shares that the shares of Common Stock have not been registered under the Act and, therefore, cannot be resold unless they are registered under the Act or unless an exemption from registration is available; and

A legend was placed on the certificate that evidences the shares of Common Stock stating that the shares of Common Stock have not been registered under the Act and setting forth or referring to the restrictions on transferability and sale of the shares of Common Stock.

No work produced by Mr. Owen, namely designs for brochures and the prototype for the Company’s proposed an exemption from registration is available; and

A legend was placed on the certificate that evidences the shares of Common Stock stating that the shares of Common Stock have not been registered under the Act and setting forth or referring to the restrictions on transferability and sale of the shares of Common Stock.

On May 23, 2006 the Company issued 50,000 shares of common stock to Applied Fluid Engineering (“AFE”), an engineering consulting and research firm, in exchange for services rendered by AFE consisting of assisting the Company in completion of the Cryo-Chip provisional patent application and market research.

The shares were issued pursuant to Section 4(2) of the Securities Act of 1933, as amended. No underwriters were retained to serve as placement agents. The shares were offered directly through the management of the Company, and the consideration for the shares were services rendered by AFE valued at $15,000.

AFE was given the opportunity to examine the Company’s EDGAR filings with the United States Securities and Exchange Commission. No commission or other consideration was paid in connection with the sale of the shares. There was no advertisement or general solicitation made in connection with this Offer and Sale of shares.

Written disclosure was given to AFE prior to issuance of the shares that the shares of Common Stock have not been registered under the Act and, therefore, cannot be resold unless they are registered under the Act or unless an exemption from registration is available; and

A legend was placed on the certificate that evidences the shares of Common Stock stating that the shares of Common Stock have not been registered under the Act and setting forth or referring to the restrictions on transferability and sale of the shares of Common Stock.

On May 26, 2006 the Company issued 20,000 shares of common stock to Collective Technologies, Inc. (“CT”) , an engineering firm, in exchange for services rendered by CT consisting of assisting the Company in the process of making structural design changes and re-engineering a cryo-storage unit to substantially increase the unit’s capacity.

The shares were issued pursuant to Section 4(2) of the Securities Act of 1933, as amended. No underwriters were retained to serve as placement agents. The shares were offered directly through the management of the Company, and the consideration for the shares were services rendered by CT valued at $6,000.

CT was given the opportunity to examine the Company’s EDGAR filings with the United States Securities and Exchange Commission. No commission or other consideration was paid in connection with the sale of the shares. There was no advertisement or general solicitation made in connection with this Offer and Sale of shares.

Written disclosure was given to CT prior to issuance of the shares that the shares of Common Stock have not been registered under the Act and, therefore, cannot be resold unless they are registered under the Act or unless an exemption from registration is available; and

A legend was placed on the certificate that evidences the shares of Common Stock stating that the shares of Common Stock have not been registered under the Act and setting forth or referring to the restrictions on transferability and sale of the shares of Common Stock.

Item 3.   Defaults Upon Senior Securities

None.

Item 4.   Submission of Matters to a Vote of Security Holders

There have been no matters submitted to a vote of security holders during the period commencing January 1, 2006 and ending as of the date of this report through the solicitation of proxies or otherwise.

Item 5.   Other Information

~~None.~~None

Item 6.   Exhibits

31.1	Certification of Chief Executive Officer *
31.3	Certification of Chief Executive Officer dated August 18, 2006.*
31.5	Certification of Chief Executive Officer dated August 30,2006
31.2	Certification of Acting Chief Financial Officer*
31.4	Certification of Acting Chief Financial Officer dated August 18,2006.*
31.6	Certification of Acting Chief Financial Officer dated August 30,2006
32.1	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002.*
32.3	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002 dated August 18,2006.*
32.5	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002 dated August 30,2006
32.2	Certification of Acting Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.*
32.4	Certification of Acting Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002. dated August 18,2006.*
32.6	Certification of Acting Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002. dated August 30,2006
10.1*	Promissory Note from Bio-Matrix Scientific Group, Inc. dated 1/5/2006 in the amount of 10,000
10.2*	Promissory Note from Bio-Matrix Scientific Group, Inc. dated2/3/2006 in the amount of 14,000
10.3*	Promissory Note from AFN Trust. dated 1/16/2006 in the amount of $20,000
10.4*	Agreement by and between Frezer and Bio-Technology Partners Business Trust
10.5*	Promissory Note from Bio-Matrix Scientific Group, Inc. dated 1/6/2006 in the amount of 10,000

*Filed Previously

SIGNATURES

In accordance with the requirements of the Exchange Act, the Company caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREZER, INC., a Nevada corporation

By:	/s/ David Koos
Chief Executive Officer
~~August 18, 2006~~ Date: August 30, 2006

Exhibit 31.5
CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002 *

I,  David Koos, Chief Executive Officer, certify that:

1. I have reviewed this form 10-QSB/A for the quarter ended March 31, 2006 of Frezer, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(c)) for the small business issuer and  have:

(a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within this entity, particularly during the period in which this report is being prepared;

(b) Omitted;

(c)  Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)  Disclosed in this quarterly report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

5.  I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of small business issuer’s board of directors (or persons performing the equivalent functions):

(a)  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

(b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Date: August 30, 2006

/s/ David R. Koos
David Koos
Chief Executive Officer

*The introductory portion of paragraph 4 of the Section 302 certification that refers to the certifying offices’ responsibility for establishing and maintaining internal control over financial reporting for the company, as well as paragraph 4(b), have been omitted in accordance with Release No. 33-8545 (March 2, 2005) because the compliance period has been extended for small business issuers until the first fiscal year ending on or after July 15, 2006.

Exhibit 31.6

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002 *

I,  David Koos, Chief Financial Officer, certify that:

1. I have reviewed this form 10-QSB/A for the quarter ended March 31, 2006 of Frezer, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(c)) for the small business issuer and  have:

(a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within this entity, particularly during the period in which this report is being prepared;

(b) Omitted;

(c)  Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)  Disclosed in this quarterly report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

5.  I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of small business issuer’s board of directors (or persons performing the equivalent functions):

(a)  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

(b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Date: August 30, 2006

/s/ David R. Koos
David Koos
Chief Financial Officer

*The introductory portion of paragraph 4 of the Section 302 certification that refers to the certifying offices’ responsibility for establishing and maintaining internal control over financial reporting for the company, as well as paragraph 4(b), have been omitted in accordance with Release No. 33-8545 (March 2, 2005) because the compliance period has been extended for small business issuers until the first fiscal year ending on or after July 15, 2006.

Exhibit 32.5

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly report of Frezer, Inc. (the “Company”) on Form 10-QSB/A for the quarter ended March 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, in the capacities and on the dates indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: August 30, 2006
By:	/s/ David Koos
David Koos
Chief Executive Officer

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002, or other document authentications, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Frezer, Inc. and will be retained by Frezer, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.6

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the amended Quarterly report of Frezer, Inc. (the “Company”) on Form 10-QSB/A for the quarter ended March 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, in the capacities and on the dates indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: August 30, 2006

By:	/s/ David Koos
David Koos
Acting Chief Financial Officer

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002, or other document authentications, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Frezer, Inc. and will be retained by Frezer, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.